NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR06-23 NOV 8, 2006

Rubicon Announces McCuaig Joint Venture Winter Drill Program
and provides update on other Red Lake exploration

David W Adamson, President and CEO of Rubicon Minerals Corp. (RMX.TSX : RBY.AMEX) is pleased to announce that the McCuaig Joint Venture (60% Rubicon Minerals Corp., 40% Golden Tag Resources), has approved a $200,000 drill program on the McCuaig JV property, strategically located on the Red Lake Mine Trend which is host to more than 25 million ounces past gold production and current reserves.

The program will test the down dip extension of the #1 vein at the adjacent Mackenzie Red Lake Mine (0.65 million ounces past production), where the vein and associated structures may enter Balmer Assemblage rocks. These rocks are host to the major gold deposits in the Red Lake gold camp. The regional setting of the target is interpreted to be similar to the Bruce Channel Discovery Zone (“BCD”) that is currently being drilled by Southern Star/Exall to the immediate southeast of the McCuaig property. Drilling is scheduled for late January, 2007.

Past drill results on the McCuaig property, specifically on the 1900 Gold Zone include:
•	22.83 g/t gold over 3.10 metres in hole MC-02-32, including 75.91 g/t gold over 0.70 metres.
•	25.48 g/t gold over 1.07 metres and 18.08 g/t gold over 0.45 metres in hole MC-02-27.

Information outlining the McCuaig property and proposed drill program is available on the Company’s website at www.rubiconminerals.com

Red Lake Exploration Programs and Update of Drill Progress

•
The Red Lake North Phase I drill program of 2500 metres, funded by partner Solitaire Minerals Corp., is currently underway. The program is designed to test for higher grade gold zones down-dip of the adjacent Main Discovery Zone (MDZ), owned by Goldcorp Inc. and Planet Exploration Inc.

•
The planned two-phase drill program on the McFinley Project is scheduled to begin in late-November following the completion of the Red Lake North program. The up to 2,000-metre Phase I drill program will focus on the expansion of the Phoenix Zone discovered in 2004. Gold mineralization within the Phoenix Zone is developed above a major ultramafic body in association with several structures and is open in all directions. The second phase is scheduled to start in late January and will continue to target the Phoenix Zone and also explore the potential for new zones below the ultramafic unit.

•	Solitaire Minerals will fund a minimum 1500-metre winter 2006-07 drill program on the Humlin Project, which covers the central portion of the Red Lake Greenstone Belt.

•
Comprehensive 3D modeling of the DMC Project data has identified several high priority drill targets. A 2006-07 winter drill program of up to 3000 metres is planned and has been proposed to option partner, Agnico-Eagle Mines Ltd. In order to maintain its option on the DMC property, Agnico must spend $580,000 before January 20, 2008 as part of its $2.25 million earn-in over three years to earn a 51% interest in the project.

RUBICON MINERALS CORPORATION

David W. Adamson

President & CEO

Current work programs are supervised by Terry Bursey, P.Geo, the project Qualified Person under the definition of NI 43-101.

The assaying for the reported intercepts was conducted on sawn NQ2-sized half core sections by ALS Chemex Labs using the metallic screen fire assay procedure or fire assay and gravimetric finish. Standards and blanks were included in each sample batch. John Watkins, P.Geo., formerly a consultant to Rubicon, was the Qualified Person under the definition of NI 43-101 responsible for supervision of the McCuaig Project.

Forward Looking Statement
This news release contains certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of shareholder, regulatory and governmental approvals for Rubicon’s proposed transactions, the availability of financing for Rubicon’s proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.